

Mail Stop 4628

May 17, 2016

Zel Khan
Chief Executive Officer
Rockdale Resources Corporation
710 N Post Oak, Suite 512
Houston, TX 77024

> **Re: Rockdale Resources Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed May 26, 2015**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2015**
> **Filed November 23, 2015**
> **File No. 000-52690**

Dear Mr. Kahn:

We issued comments to you on the above captioned filings on December 18, 2015 and February 18, 2016, and on March 16, 2016 we advised you by telephone to proceed with filing amendments to your Form 8-K of September 28, 2015, and your Form 10-Q for the fiscal quarter ended September 30, 2015, consistent with your January 21, 2016 response to comments 8 and 9, and your March 4, 2016 response to comments 4 and 5. As of the date of this letter, you have not filed the amendments and therefore these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 1, 2016 to include the amendments mentioned above, consistent with your prior responses.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources